 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)

LEAFLY HOLDINGS, INC.
(Name of the Issuer)

LEAFLY HOLDINGS, INC.
(Name of Persons Filing Statement)

Common Stock, $0.0001 Par Value (Title of Class of Securities)

52178J303(CUSIP Number of Class of Securities)

Yoko Miyashita

Chief Executive Officer

Leafly Holdings, Inc.

600 1st Avenue, Suite 330

PMB 88154

Seattle, Washington 98104-2246

206-455-9504(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

COPIES TO:

Alison M. Pear

Buchalter, a Professional Corporation

805 SW Broadway, Suite 1500

Portland, OR 97205

(503)226-8636

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

INTRODUCTION

This Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by Leafly Holdings, Inc., a Delaware corporation (the “Company”).

At the Company’s 2025 Annual Meeting of Stockholders, the Company’s stockholders of record will vote on amendments to the Company’s Second Amended and Restated Certificate of Incorporation to effect a a reverse stock split of the outstanding shares of the Company's common stock by a ratio range of 1 for 200 to 1 for 500, with the exact ratio to be set by the Company's Board of Directors within the above range in its sole discretion (the “Reverse Stock Split”). The ratio determined by the Company’s Board of Directors will be referred to herein as the “Reverse Stock Split Ratio” and the denominator of the Reverse Stock Split Ratio (i.e. the number between 200 and 500) will be referred to herein as the “Ratio Number”.  The Reverse Stock Split is structured to reduce the number of record holders of its common stock to fewer than 300, thereby enabling it to terminate the registration of (or “deregister”) its common shares under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and suspend its duty to file periodic reports and other information with the Securities and Exchange Commission (the “SEC”) under Section 15(d) of the Exchange Act. This will eliminate the significant expense required to comply with the reporting and related requirements of being a public reporting company and is often referred to as a “going private” transaction. To accomplish its “going private” transaction, it will effectuate the Reverse Stock Split, whereby common shares outstanding in the amount of the Ratio Number on the effective date of the Reverse Stock Split will be converted into one whole common share and, in lieu of issuing any fractional shares to shareholders owning fewer than the Ratio Number of pre-reverse stock split shares, make a cash payment equal to $0.28 per pre-reverse stock split share to such shareholders (the “Transaction”).   Any stockholder that holds less than the Ratio Number of shares of common stock at the effective time of the Reverse Stock Split will no longer be stockholders of the Company.

This Schedule 13E-3 is being filed with the SEC concurrently with the filing of the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference to the extent set forth herein and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement as incorporated. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.

Item 1. Summary Term Sheet.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE TRANSACTION”

Item 2. Subject Company Information.

(a) Name and Address. The name of the subject company is Leafly Holdings, Inc., a Delaware corporation. The Company’s principal executive offices are located at 600 1st Avenue, Suite 330, PMB 88154, Seattle, Washington 98104-2246. The Company’s telephone number is 206-455-9504. The foregoing information is also included in the Company’s Proxy Statement under the caption “LEAFLY INFORMATION - Leafly.”

(b) Securities. The subject class of equity securities to which this Schedule 13E-3 relates is the Company’s common stock, $0.0001 par value per share, of which 3,128,803 shares were outstanding as of April 2, 2025.

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“LEAFLY INFORMATION – Market Information”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“LEAFLY INFORMATION—Dividends”

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“LEAFLY INFORMATION – Previous Public Offerings.”

(f) Prior Stock Purchases. None.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“LEAFLY INFORMATION—Leafly”

“LEAFLY INFORMATION - Information Relating to Our Directors and Executive Officers”

The Company is the subject company and the filing person of this Schedule 13E-3. The address of each director and executive officer of the Company is c/o Leafly Holdings, Inc., 600 1st Avenue, Suite 330, PMB 88154, Seattle, Washington 98104-2246.

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“LEAFLY INFORMATION—Leafly”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“LEAFLY INFORMATION—Information Relating to Our Directors and Executive Officers

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Item 4. Terms of the Transaction.

(a)(2) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE TRANSACTION”

“SPECIAL FACTORS”

“OTHER MATTERS RELATED TO THE TRANSACTION”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE TRANSACTION”

“SPECIAL FACTORS”

“OTHER MATTERS RELATED TO THE TRANSACTION—Potential Conflicts of Interest”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“OTHER MATTERS RELATED TO THE TRANSACTION—No Appraisal or Dissenters’ Rights”

(e) Provisions for Unaffiliated Security Holders. None.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Transaction”

“LEAFLY INFORMATION—Certain Relationships and Related Transactions”

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Transaction”

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Transaction”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“LEAFLY INFORMATION— Other Agreements with Respect to the Company’s Securities”

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Item 6. Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Material Terms”

“SPECIAL FACTORS—Effects of the Transaction”

“OTHER MATTERS RELATED TO THE TRANSACTION—Source and Amounts of Funds”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE TRANSACTION”

“SPECIAL FACTORS”

“CENTERLINE INFORMATION—Company Securities”

Item 7. Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Transaction”

“SPECIAL FACTORS—Material Terms”

“SPECIAL FACTORS—Purpose and Reasons for the Transaction”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Transaction”

“SPECIAL FACTORS—Alternatives to the Transaction”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Transaction”

“SPECIAL FACTORS—Purpose and Reasons for the Transaction”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE TRANSACTION”

“SPECIAL FACTORS—Effects of the Transaction”

“OTHER MATTERS RELATED TO THE TRANSACTION—Material U.S. Federal Income Tax Consequences”

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Item 8. Fairness of the Transaction.

(a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Fairness of the Transaction”

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Transaction”

“SPECIAL FACTORS—Purpose and Reasons for the Transaction”

“SPECIAL FACTORS—Fairness of the Transaction”

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Material Terms”

“SPECIAL FACTORS—Fairness of the Transaction- Stockholder Vote ”

“SPECIAL FACTORS—Recommendation and Voting”

“OTHER MATTERS RELATED TO THE TRANSACTION—Stockholder Approval of the Transaction”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Fairness of the Transaction—Procedural Fairness of the Transaction”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Transaction”

“SPECIAL FACTORS—Fairness of the Transaction—Procedural Fairness of the Transaction”

(f) Other Offers. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Fairness of the Transaction—Substantive Fairness”

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Fairness of the Transaction—Procedural Fairness”

(b) Preparer and Summary of the Report, Opinion or Appraisal. Not Applicable.

(c) Availability of Documents. Not Applicable.

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Item 10. Source and Amounts of Funds or Other Consideration.

(a)-(d) Source of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE TRANSACTION”

“OTHER MATTERS RELATED TO THE TRANSACTION—Source and Amount of Funds”

Item 11. Interests in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“LEAFLY INFORMATION—Security and Voting Ownership of Certain Beneficial Owners and Management”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“LEAFLY INFORMATION—Recent Transactions in Our Common Stock”

Item 12. The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Recommendation and Voting”

“OTHER MATTERS RELATED TO THE TRANSACTION—Potential Conflicts of Interest”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Recommendation and Voting”

Item 13. Financial Statements.

(a) Financial Information. The audited consolidated financial statements set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 are incorporated herein by reference.

(b) Pro Forma Information. The information set forth in the Proxy Statement under “FINANCIAL INFORMATION - Pro Forma Consolidated Financial Statements (Unaudited)” is incorporated herein by reference.

(c) Summary Information. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“FINANCIAL AND OTHER INFORMATION”

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Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“PROXY SOLICITATION COSTS”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“PROXY SOLICITATION COSTS”

Item 15. Additional Information.

(b) Not applicable.

(c) Other Material Information. The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

Item 16. Exhibits.

The Exhibit Index appearing after the signature page to this Schedule 13E-3 is incorporated herein by reference.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEAFLY HOLDINGS, INC.

By:	/s/ Yoko Miyashita
Name:	Yoko Miyashita
Title:	Chief Executive Officer

Date:	April 11, 2025

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EXHIBIT INDEX

Exhibit No.		Document
16(a)	(a)	Notice of Annual Meeting and Preliminary Proxy Statement of the Company filed with the SEC on April 11, 2025.

16(a)	(a)(5)(I)

Financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 (incorporated by reference to such report filed with the SEC on March 31, 2025).

16(a)	(b)	Not applicable.

16(a)	(c)	Not applicable.

16(a)	(d)	Subscription Agreement, dated April 1, 2025, by and between Leafly Holdings, Inc. and Yoko Miyashita (incorporated by reference to the current report on Form 8-K filed with the SEC on April 7, 2025).

16(a)	(e)	Not applicable.

16(a)	(f)	Not applicable.

16(a)	(g)	Not applicable

16(b)		Filing Fee Table

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